EXHIBIT (C)(7)
Presentation to the Special Transaction Committee and Independent Directors of the Board of Cablevision April 30, 2007 * indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Securities Exchange Act of 1934 ("Exchange Act"). This information has been filed separately with the Securities and Exchange Commission ("SEC").

Table of Contents Situation Overview Review of Business Valuation Analysis Agenda

The Dolan Family Group ("DFG") to cash out all non-DFG members through a merger of Cablevision with a DFG holding company The proposed transaction contemplates the DFG acquiring all of the Cablevision businesses $[36].00 per share in cash Premium of ~50% to October 6, 2006 stock price (one day prior to October 2006 offer) Premium of ~33% to the October 2006 offer price of $27.00 and ~20% to revised January 2007 offer price of $30 Management (1) Total Company Equity Value: $10.7bn Enterprise Value: $21.4bn EV/2007E EBITDA: 9.9x EV/2008E EBITDA: 8.5x Cable-only (based on non-cable assets EV of $4.8bn) (2) EV/2007E EBITDA: 9.2x EV/2008E EBITDA: 8.1x EV/Subscriber: $5,315 Unanimous recommendation of Special Transaction Committee Adoption and Approval by Board of Directors Vote to approve the transaction by majority of Class A shares (excluding shares held by DFG or officers or directors) Financing Condition No Company MAC $100 million Liability Cap for DFG Dissenters not to exceed 10% of outstanding Class A shares Review of Dolan Family Group Offer $[36] Offer Key Terms ___________________________ Pro forma for expected sale of Regional Sports Networks ("RSN") for net proceeds of $560mm which are expected to be used to pay down CSC Holdings term debt. Assumes net debt of $10.6bn as of 6/30/07 per Company estimates. Value of non-cable assets assumes a combined enterprise value of RMH (at $10 per share) and Lightpath of $4.8bn and capitalized corporate overhead attributable to cable of $185mm. Subscriber multiple based on 2Q-07 projected subscribers of 3.2MM per management plan. Wall Street case assumes an enterprise value for RMH and Lightpath of $4.8bn. Capitalized corporate overhead attributable to cable of $407mm. Assumes net debt of $11.1bn as of 12/31/06 per the Company's 10-k filing. Transaction Price / Consideration Additional Terms / Conditions Situation Overview Valuation Wall Street (3) Total Company Equity Value: $10.7bn Enterprise Value: $21.9bn EV/2007E EBITDA: 10.3x EV/2008E EBITDA: 9.2x Cable-only (based on non-cable assets EV of $4.8bn) EV/2007E EBITDA: 9.5x EV/2008E EBITDA: 8.5x EV/Subscriber: $5,527 1

On June 19, 2005, the DFG proposed to take the cable and telecommunications businesses of Cablevision ("Telecom") private for $21/share in cash following a spin-off of Rainbow Media Holdings ("RMH") to shareholders, with an assumed value of $12.50/share to RMH A Special Transaction Committee ("STC") was formed, which together with its advisors conducted extensive diligence of Cablevision's operations and business prospects for approximately 4 months and met with the DFG and their advisors on numerous occasions to discuss the proposal Following a series of discussions in which the parties were not able to reach an agreement on the value of the business and other structural aspects, the DFG announced a decision to withdraw their proposal and concurrently recommended the distribution of a $3 billion dividend pro rata to all shareholders On April 7, 2006, the Board of Directors of Cablevision declared a special cash dividend of $10/share on each share of Cablevision Class A and B common stock, which was funded with a new term loan and paid on April 24th On October 9, 2006, the DFG proposed to take Cablevision private by acquiring the outstanding public interest in Cablevision for $27 per share in cash, a 13% premium to the day prior share price of $23.93 Cablevision's Board of Directors appointed a STC, consisting of the same independent directors that reviewed the 2005 DFG Proposal, to review the 2006 DFG Proposal and negotiate with the DFG The STC and its advisors conducted extensive diligence of Cablevision's operations and business prospects for approximately 3 months and met with the DFG and its advisors on multiple occasions to discuss its proposal without reaching an agreement as to value On January 12, 2007 the DFG filed an amendment increasing the purchase price offered to $30 per share (the "Revised 2006 Dolan Proposal"), and stated that $30 per share represented their best and final price and that the offer would expire at the close of business on January 17, 2007 On January 16, 2007, the STC delivered a letter to Charles F. Dolan and James L. Dolan, rejecting as inadequate the Revised 2006 DFG Proposal At the request of certain Dolan family members, the STC met with Charles and James Dolan on April 12, 2007 to discuss strategic alternatives for Cablevision On April 13, the STC requested that Lehman Brothers and Morgan Stanley consider potential values for a privatization of Cablevision On April 18, the STC communicated to the DFG that any offer to buy out the non-Dolan shareholders would have to be in excess of $36 per share On April [ ], the DFG presented an offer of $[ ] per share Transaction History Situation Overview 2005 Dolan Proposal 2006 Special Dividend 2006 Dolan Proposal Revised 2006 Dolan Proposal Current Offer 2

Summary of Offer Values ___________________________ June-05 Dolan Offer consisted of $21 per share in cash for Telecom business plus stated value of $12.50 per share for RMH. Price adjusted for $10 special dividend paid in April 2006. Assumes $10 dividend reinvested in Cablevision stock at new ex-dividend price of $18.14 on April 25, 2006. Investor would be able to buy 0.551 shares of CVC per each share held. An offer of $[36] per share would represent a 53% increase over the 2005 Dolan Offer and a 108% total return to shareholders since the pre-offer date (June 19, 2005) Value Creation Over Time Situation Overview Analysis of Value Creation per Share Deals Industrials Trend Fourth Fifth Sixth Seventh Eighth June-05 Dolan Offer 23.5 1100 233 3961 2876 1297 466 267 October-06 Dolan Offer 27 1100 269 3691 2876 1027 1333 303 January-07 Dolan Offer 30 April-07 Illustrative Offer 36 Start Length Label Pre-Offer Price 0 26.87 26.87 June-05 Offer 0 33.5 21 Stated Premium: 25% Special Dividend April-06 Cum. Return on Reinvested Dividend (2) Illustrative New Offer Price per Share Cum. Value Received per Share Stated price per share for RMH ($12.50) Cash value per share for Telecom ($21.00) Offer Increase: 53% Total Return: 108% (1) 3 $[9.85] $[55.85] $[36] $[36] 3

Cablevision Offer Multiples vs. Comcast Situation Overview Comcast vs. Cablevision Offer Multiples Over Time (Based on Wall Street) (1) CMCSA Multiple 8.1 8.5 9.4 8.9 8.5 CVC at lower offer 8.4 8 8.8 9.5 9.5 CVC at higher offer 9.3 CMCSA 1/16/07 CVC $30 Offer CVC at $33 CVC at $[36] (6.4%) (1.1%) 6.7% Premium to CMCSA Multiple 1/16/07 Offer Rejection CMCSA 4/18/07 "North of $36" CMCSA 10/6/06 CVC $27 Offer (5.9%) CMCSA 9/15/05 CVC Cable Only $21 Offer 3.7% October 2006 Offer June 2005 Offer Current Process ___________________________ Forward multiples based on Wall Street research valuation and EBITDA estimates at the times stated above. As of April 27, 2007. CVC at $[36] 11.8% CMCSA Current (2) 4

DRAFT

Key Recent Events

Situation Overview

Various factors have impacted the markets for cable stocks since the STC rejected the $30 offer price on January 16, 2007

Comcast

- Comcast reported 1st quarter results on April 26th
  - Cable revenue and EBITDA for the quarter were roughly in line with Wall Street estimates; "triple-play" continues to lift business with RGU net adds exceeding expectations
  - The stock price dropped 3.5% to $27.10 the day of the announcement
- Comcast reported 4th quarter results and several acquisitions
  - RGU[1] results were strong and guidance for revenue and EBITDA increased slightly; capex guidance, however, came in $1bn higher than expected
  - Following the announcement, Comcast's share price dropped from ~$30 to ~$25[2] and Comcast's cable multiple declined from 9.3x to as low as 8.2x
  - On April 2, Comcast reported it had reached an agreement to unwind its Insight Midwest partnership with Insight Communications; upon completion of this transaction, Comcast will own 100% of cable systems that pass 1.2mm homes and include ~684,000 subscribers generating $290mm of EBITDA
  - On April 3, Comcast announced the acquisition of Patriot Media's 81,000 subscribers for ~$483mm (9.4x 2007 EBITDA and nearly $6,000/sub)

Cablevision

- Cablevision reported 4th quarter results
  - RGU net adds were below expectations but financial results were strong with ARPUs rising across the board
  - This led to increases in projected cable revenue and EBITDA growth in the mid-teens
  - CVC's stock price has increased from ~$27 to ~$33 and is trading near its 52-week high, with cable-only EBITDA multiples remaining in-line at 8.9x[3] 2007 EBITDA
  - The U.S. District Court ruled against Cablevision's network DVR deployment saying it violated copyright law; Cablevision has appealed the decision

Time Warner Cable

- Time Warner Cable reported 4th quarter results on February 28th and officially began trading on the NYSE on March 1st
  - The company began trading OTC in January at ~$42; following initial listing, it traded down as low as $36, with the stock price now around $37
  - While revenue and EBITDA results met or exceeded expectations, Time Warner Cable experienced basic subscriber losses and increased capex guidance due to difficulty with new markets acquired in the recent Adelphia transaction
  - Currently trading at a premium to both Comcast and Cablevision at 9.1x[3] in part due to depressed EBITDA margins at the newly acquired systems

Verizon

- Verizon reported 4th quarter results
  - Capex guidance for FiOS in 2007 above expectations
  - FiOS video subscribers beat estimates on an absolute basis (207k vs. 175k) due to an acceleration of homes passed late in the 4th quarter; however, VZ reached only 9% video penetration vs. the 10% it expected
  - FiOS data subscribers came in below estimates with (687k vs. 725k) equating to 14% penetration
  - Verizon's stock price has increased from ~$35 to ~$38 with EBITDA multiples increasing from 5.1x to 5.4x
  - Verizon announced its plans to deploy new GPON technology in test markets which will increase the speed of FiOS by approximately four to eight times

FCC

- FCC examining need for ownership caps within the cable industry
  - 30% cap currently being discussed; Comcast presently at ~27%

1. Revenue Generating Units are the sum of basic video, digital video, data and telephony subscribers.
2. Comcast stock price adjusted for 3:2 stock split.
3. Multiple based on Wall Street research.

LEHMAN BROTHERS 5 Morgan Stanley

DRAFT

Cablevision 1Q-07 Actuals vs. Budget

Situation Overview

- Budget represents 2007 Budget and LTP (Dec. 19 '07)
- 1Q-07 FYF includes overlay for new business opportunities, specifically the sale of RSN, the purchase of *************** ********** and the MSG relocation
- Management exceeded AOCF estimates at all businesses; however, ~$28mm of the discrepancy between Budget and Actual numbers was due to non-recurring items
- Management continues to miss its telecom capex estimates, resulting in lower-than anticipated UFCF
- Additionally, the 1Q-FYF with overlay accounts for ~$25mm of capital at MSG used to purchase ******************** which Management had not previously reflected in its estimates
- Lower than expected subscriber net adds in 1Q-07 is a trend Management expects to continue throughout 2007 resulting in ~50mm lower basic subs at year-end
- Despite lower advanced services subscribers than projected, Management expects to recover in the upcoming quarters and surpass estimates for Digital, HSD and Telephony subscribers

AOCF Comparison

($ in millions)	1Q07		2007E		Differences, Budget	
Business	Actual	Budget	1Q07 FYF (1)	Budget	1Q07	2007E
Cable Television	$416	$408	$1,819	$1,851	$8	($32)
Lightpath	15	14	69	69	0	0
Total Telecom	$431	$422	$1,888	$1,920	$9	($32)
Rainbow National Services	76	69	298	298	7	1
Other Rainbow	(27)	(34)	(101)	(104)	8	3
Total Rainbow	$49	$34	$197	$193	$15	$4
MSG	18	17	139	132	0	7
Corporate & Other	(9)	(25)	(58)	(68)	17	10
Total Company	$489	$449	$2,167	$2,178	$40	($11)

AOCF - Capex Comparison

($ in millions)	1Q07		2007E		Differences, Budget	
Business	Actual	Budget	1Q07 FYF (1)	Budget	1Q07	2007E
Cable Television	$377	$377	$1,198	$1,305	($1)	($111)
Lightpath	3	1	11	17	3	(0)
Total Telecom	$279	$278	$1,210	$1,321	$1	($112)
Total Rainbow	$47	$20	$160	$157	$27	$3
MSG	17	13	77	97	4	(20)
Corporate & Other	(12)	(33)	(87)	(94)	21	7
Total Company	$331	$278	$1,359	$1,481	$53	($122)

Subscriber Metrics Comparison

(Subs in thousands)	1Q07		2007E		Difference	
Business	Actual	Budget	1Q07 FYF (1)	Budget	1Q07	2007E
Homes Passed	4,589	4,573	4,661	4,631	16	30
Basic Video	3,139	3,167	3,167	3,217	(28)	(50)
Digital Video	2,511	2,532	2,672	2,645	(21)	26
High-Speed Data	2,118	2,129	2,347	2,319	(12)	28
Telephony	1,321	1,323	1,663	1,615	(2)	48
Total RGUs	9,088	9,151	9,849	9,796	(62)	53

1. 1Q-07 FYF includes overlay for new business opportunities per Management.

LEHMAN BROTHERS 6 Morgan Stanley

* indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

Telecom business performance and expectations remain robust Telecom segment exceeded its 2006 Budget in terms of RGUs, revenue and AOCF 1.4 mm RGUs added in 2006 (~298k more than the 2006 Budget, and better across all services), but missed 3Q FYF RGU net adds given slower growth at the end of the year Drove Telecom revenue and AOCF to exceed Budget by $43mm and $45mm, respectively Also resulted in accelerated capex spending, with Telecom capex exceeding Budget by $96mm Winbacks from satellite competitors continue with ~110k satellite subscribers switching to Cablevision in 2006 ************************************************************************************************************************************************************************************************************************************ In Q1-07, the Telecom business underperformed budget on a basic subscriber basis as Verizon activated a significant number of passings This led to an AOCF shortfall of ~$2mm, but due to one time items, actual AOCF was ~$9mm ahead of budget Expects to miss Telecom AOCF budget by about $32mm for the year Competitive landscape (i.e., Verizon FiOS) remains a key concern Verizon launches beginning to negatively impact CVC's RGU growth; Management now projecting lower net adds of basic subscribers vs. budget by (50k) Preliminary data suggests CVC is growing at a slower rate in areas where Verizon has launched FiOS Management expressed confidence in its ability to compete with Verizon Management does not expect Verizon to continue overbuilding in CVC's territory given poor returns on investment Expects Verizon to overbuild 1.1mm homes (passed 926k homes at end of 2006) in CVC's footprint and abandon new builds post-2007 Management adopted a preemptive strategy to market voice actively and secure third piece of the bundle before Verizon is at full strength Rainbow continues to exhibit significantly less predictability than Telecom business Rainbow programming businesses overall generated $28mm less revenue in 2006 than originally budgeted due to softer advertising market (AMC) and core ratings miss (fuse) Generally on track with budget in 2007 YTD Finalizing agreement to sell regional sports networks to Comcast for $575mm in cash (net proceeds of $560mm) Includes new carriage agreements for Rainbow networks and certain Comcast networks (Golf and Versus) MSG continues to be subject to significant variability given the nature of sports franchises Businesses generally on-track with Budget with clear vision to build MSG brand in the future Two distinct alternatives for renovation/relocation of the Garden being contemplated Farley relocation remains preferred option; likely a late 2007 decision Vornado waived its right to object to MSG renovation plan, eliminating a potential significant obstacle if renovation of Garden necessary *************************************************************************************************************************************** Key Business Due Diligence Findings Telecom Business Situation Overview MSG Rainbow 7 * indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

Review of Business

___________________________ Note: Wall Street research includes: Credit Suisse (2-28-07), Deutsche Bank (2-28-07), Merrill Lynch (4-13-07), Morgan Stanley (2-28-07) and Wachovia (2-28-07). For comparability purposes, Management 2007 Budget & LTP does not include overlay. 2006 and 2007 AOCF per preliminary 2007 LTP adjusted for non-recurring charges of $84mm and $19mm respectively. 2006 numbers per 2007 Budget and LTP have been adjusted to reflect actual values based on Cablevision's 10-K filing. 2005 Plan 2006 Plan 2007 Plan Wall Street 2006E / A 1606 1887 1905 2007E 2167 2281 2197 2129 2008E 2842 2716 2547 2405 2009E 3072 2858 2622 2010E 3394 3216 2804 2011E 3394 2896 Comparison of Management Long Term Plans and Wall Street Review of Business CVC Consolidated AOCF CVC Consolidated Capex CVC Consolidated Unlevered FCF 2005 Plan 2006 Plan 2007 Plan Wall Street 2006E / A 605 813 886 2007E 499 589 697 744 2008E 481 533 643 736 2009E 501 621 717 2010E 503 588 695 2011E 582 695 2005 Plan 2006 Plan 2007 Plan Wall Street 2006E / A 1002 1073 1018 2007E 1669 1692 1500 1384 2008E 2361 2183 1904 1669 2009E 2570 2237 1906 2010E 2892 2628 2109 2011E 2937 2202 Management does well projecting near-term AOCF but considerably less projecting long-term levels There remains a significant disconnect between Management Plan and Wall Street (1) (2) 2005 Budget and LTP Current Wall Street 2007 Budget and LTP 2006 Budget and LTP (1) (1) (2) (1) (2) 8

Summary of Telecom Projections Management Case (Updated 1Q-07 FYF and 2007 LTP with Overlay) Management Plan based on Management's 1Q-07 FYF and 2007 LTP with overlay for new business opportunities, specifically the sale of RSN, the purchase of ********************* and the MSG relocation Wall Street Case based on average of Morgan Stanley (2/28/07), Credit Suisse (2/28/07), Deutsche Bank (2/28/07), Merrill Lynch (4/13/07) and Wachovia (2/28/07) equity research projections Management and Wall Street projections continue to show a significant disconnect, notably in the outer years, yet the gap has narrowed over the past few months Most noticeably, Management is estimating AOCF-Capex of almost $300mm higher in 2011 than Wall Street There is also a discrepancy in basic subscriber growth expectations with Wall Street assuming essentially zero basic sub growth over the next 4 years vs. Management's guidance of ~2% yoy ($ in millions; RGUs in thousands) Wall Street Case Gap Between Management and Wall Street Projections Review of Business 9 * indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

CVC 0.685 Comcast 0.51 Time Warner Cable 0.514 Charter 0.459 Mediacom 0.488 CVC 0.783 Comcast 0.524 Time Warner Cable 0.542 Charter 0.517 Mediacom 0.383 CVC 109.53 Comcast 90.99 Time Warner Cable 90 Charter 82.56 Mediacom 75.24 CVC 0.652 Comcast 0.475 Time Warner Cable 0.514 Charter 0.44213 Mediacom 0.42 CVC 0.388 Comcast 0.104 Time Warner Cable 0.148 Charter 0.08205 Mediacom 0.07609 Basic Sub Penetration Digital Sub Penetration HSD Sub Penetration Telephony Sub Penetration Total ARPU Annual EBITDA / Sub EBITDA CAGR '06-10 (%) Total ARPU ($) Digital Sub. Penetration (%) Basic Sub. Penetration (%) Annual Capex / Sub ($) Annual EBITDA / Sub ($) Telephony Sub. Penetration (%) HSD Sub. Penetration (%) Cablevision is #1 relative to publicly traded cable MSO peer group on virtually every metric (1): ___________________________ Source: CVC Management Plan and Wall Street research. Figures are for 2006A. CVC statistics shown for Cable segment only (i.e. exclude Lightpath). CVC Mgmt. 0.108 CVC Research 0.088 Comcast 0.127 Time Warner Cable 0.125 Charter 0.1048 Mediacom 0.076 Comparison of Cablevision's Cable Operations to Peers CVC 515 Comcast 435 Time Warner Cable 384.4 Charter 352 Mediacom 322 CVC 248 Comcast 192 Time Warner Cable 202.81 Charter 203 Mediacom 152.3 Review of Business 10

Summary of Rainbow Media Holdings Projections Review of Business For comparability purposes, the LTP (December 19, 2007) was used since the new business opportunities (RSN transaction, purchase of ****************** and the MSG relocation) are not yet reflected in Wall Street estimates Management projects revenue to grow at an 10% CAGR for '06-'11 vs. 5% projected by research analysts Difference driven by outlook for MSG and developing businesses which are given lower credit by the street Significant difference also in terms of AOCF margin ~800 bps in 2011 Management Case (Updated for 1Q-07 FYF and 2007 LTP with Overlay) (1) Wall Street Case Gap Between Management (December 19, 2007 LTP) and Wall Street Projections ($ in millions) Management Case (December 19, 2007 LTP) ___________________________ Analysis is pro forma for planned sale of FSN Bay Area and FSN New England. 11 * indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

Rainbow Media Holdings Overview Segment Description 2007E Rev ($MM) 2007E AOCF ($MM) 2011E AOCF ($MM) AOCF CAGR '07-'11 Cumulative '07-'11 AOCF ($MM) AMC American Movie Classics $421 $235 $346 10.2% $1,437 WE WE: Women's Entertainment 151 30 51 14.0% 205 IFC Independent Film Channel 101 33 54 12.7% 220 Developing Programming Networks & Other IFC Entertainment, IFC Films on Demand, Mag Rack, Sportskool, News 12 and Other Rainbow 167 (63) (4) NM (155) VOOM HD Networks VOOM HD Networks 51 (39) 50 NM (18) Regional Sports Networks (1) FSN Bay Area (60%) and FSN New England (50%) - - - - - Fuse Music video network 58 (12) 36 NM 45 MSG New York Knicks, New York Rangers, MSG Arena, The Theatre at Madison Square Garden, The Beacon Theater, Radio City Music Hall, MSG Network, NY Liberty, Hartford Wolfpack and other Sports Properties 927 139 304 21.6% 1,081 Clearview Cinemas 54 movie theaters dedicated to showing both commercial and independent films 76 (6) (1) NM (17) Total (2) $1,958 $314 $839 22.2% (3) $2,797 ___________________________ Analysis is pro forma for planned sale of FSN Bay Area and FSN New England. Excludes revenue eliminations. Excludes VOOM HD from CAGR calculation. Review of Business 12

Valuation Analysis

Start Length End Wall Street DCF 27 9 36 Management LBO 39 7 46 Precedent Transactions - Wall Street 35 9 44 Precedent Transactions - Management 38 10 48 Wall Street DCF 27 9 36 Cumulative Sensitivities 20 22 42 Rainbow SOTP Sensitivities 33 12 45 Management Telecom Sensitivities DCF 25 21 46 Management DCF 38 11 49 SOTP Blended/Break-Up 29 12 41 30 5 40 Squeeze-Out Premiums Paid 35 6 41 SOTP Public 30 10 40 Price Targets 25 16 41 52-Week Trading Range 19 14 33 CVC Consolidated Preliminary Valuation Summary Valuation Assumptions Valuation Analysis Includes additional value of NOL Core CVC Valuation Methodologies 52 weeks prior to April 27th Current research price targets Public trading comparables Minority squeeze-outs premia of 25% to current and 5% to 52-week high Blend of public comps for Telecom and precedent transactions for RMH WACC: 8.5% - 9.5% Exit LTM EBITDA multiple: 7.5x - 8.5x Management sensitivity scenarios WACC: 8.5% - 9.5% Exit LTM EBITDA multiple: 7.5x - 8.5x Management Cable DCF plus RMH SOTP values Cumulative Telecom / Rainbow sensitivities WACC: 8.5% - 9.5% Exit LTM EBITDA multiple: 7.5x - 8.5x 9.5x-11.0x '07E Cable EBITDA $10 per share RMH value Target 20-25% returns Exit LTM EBITDA multiple: 7.5x - 8.5x Management Plan Wall Street $45 $46 $48 $32 $44 $52 $41 $49 $28 $36 $48 $39 $30 Management DCF w/ Telecom Sensitivities 52-week Trading Range Price Targets SOTP Public Squeeze-out Premiums Paid SOTP Blended / Break-Up Management DCF Management Telecom DCF/ Rainbow SOTP Wall Street DCF Precedent Transactions - Management Management LBO Cumulative Sensitivities $46 $42 Other Illustrative Methodologies $45 $23 13

Cablevision Trading Dynamics Cablevision Trading History (January 2005 - Current) Date Price Price Volume 12/31/2004 14.9 24.9 0.7433 0 1/3/2005 14.92 24.92 3.1605 1/4/2005 15.65 25.65 4.1099 1/5/2005 14.92 24.92 2.3775 1/6/2005 14.66 24.66 2.5722 1/7/2005 14.68 24.68 1.9879 1/10/2005 14.79 24.79 0.878 1/11/2005 14.75 24.75 1.1616 1/12/2005 14.63 24.63 0.7654 1/13/2005 14.45 24.45 0.8276 1/14/2005 14.35 24.35 1.9912 1/18/2005 13.97 23.97 2.2253 1/19/2005 14.38 24.38 2.3799 1/20/2005 15.48 25.48 6.2567 1/21/2005 18.84 28.84 16.1803 1/24/2005 18.07 28.07 6.0056 1/25/2005 17.8 27.8 4.1583 1/26/2005 18.43 28.43 2.6295 1/27/2005 18.04 28.04 2.7464 1/28/2005 17.65 27.65 1.3379 1/31/2005 17.39 27.39 1.9363 2/1/2005 17.53 27.53 1.3352 2/2/2005 17.94 27.94 1.5001 2/3/2005 17.28 27.28 1.2959 2/4/2005 17.32 27.32 1.2088 2/7/2005 17.12 27.12 0.9658 2/8/2005 16.86 26.86 0.9707 2/9/2005 16.57 26.57 2.0628 2/10/2005 16.59 26.59 1.3264 2/11/2005 17.46 27.46 4.1181 2/14/2005 17.06 27.06 1.1427 2/15/2005 17.36 27.36 1.516 2/16/2005 17.35 27.35 1.0812 2/17/2005 17.7 27.7 1.4735 2/18/2005 17.94 27.94 1.4349 2/22/2005 18.05 28.05 3.7218 2/23/2005 20.3 30.3 8.5165 2/24/2005 20.18 30.18 4.3663 2/25/2005 20.18 30.18 1.9437 2/28/2005 21.06 31.06 4.5293 3/1/2005 20.37 30.37 3.6774 3/2/2005 20.24 30.24 1.9287 3/3/2005 18.65 28.65 11.7226 3/4/2005 18.49 28.49 4.9111 3/7/2005 19.29 29.29 5.5843 3/8/2005 18.62 28.62 2.8738 3/9/2005 19.22 29.22 5.3664 3/10/2005 18.97 28.97 1.6996 3/11/2005 18.79 28.79 1.8747 3/14/2005 19.35 29.35 2.8741 3/15/2005 20.49 30.49 4.4653 3/16/2005 19.94 29.94 1.7743 3/17/2005 19.69 29.69 1.2192 3/18/2005 19.72 29.72 1.534 3/21/2005 19.56 29.56 0.778 3/22/2005 19.59 29.59 1.3825 3/23/2005 19.25 29.25 1.312 3/24/2005 19.25 29.25 1.0614 3/28/2005 19 29 1.2955 3/29/2005 17.35 27.35 6.4383 3/30/2005 18.15 28.15 2.7583 3/31/2005 18.05 28.05 2.1912 4/1/2005 18 28 2.0614 4/4/2005 18.02 28.02 1.3632 4/5/2005 17.83 27.83 2.7097 4/6/2005 16.85 26.85 8.2992 4/7/2005 17.84 27.84 4.1992 4/8/2005 18.23 28.23 3.8294 4/11/2005 17.82 27.82 1.6411 4/12/2005 17.7 27.7 1.3373 4/13/2005 17.11 27.11 1.3661 4/14/2005 16.69 26.69 1.6535 4/15/2005 16.43 26.43 2.3674 4/18/2005 16.26 26.26 2.4955 4/19/2005 16.7 26.7 2.1674 4/20/2005 16.67 26.67 1.0185 4/21/2005 17.46 27.46 1.4035 4/22/2005 16.7 26.7 1.2713 4/25/2005 16.61 26.61 0.883 4/26/2005 17 27 1.3376 4/27/2005 16.8 26.8 0.9404 4/28/2005 16.09 26.09 1.6063 4/29/2005 15.95 25.95 2.8622 5/2/2005 16.23 26.23 2.2459 5/3/2005 16.03 26.03 1.4103 5/4/2005 17 27 2.2408 5/5/2005 16.85 26.85 2.5384 5/6/2005 16.9 26.9 1.4895 5/9/2005 16.95 26.95 1.8894 5/10/2005 17.05 27.05 1.5036 5/11/2005 16.67 26.67 1.3477 5/12/2005 16.08 26.08 1.995 5/13/2005 15.71 25.71 2.4064 5/16/2005 15.56 25.56 1.9079 5/17/2005 15.5 25.5 1.7755 5/18/2005 15.27 25.27 3.6433 5/19/2005 15.79 25.79 1.6631 5/20/2005 15.92 25.92 0.5533 5/23/2005 15.65 25.65 0.7802 Valuation Analysis 52-week High: $32.86 52-week Low: $18.94 1/12/07: DFG announces revised offer price of $30 per share 10/9/06: DFG announces proposal to take company private for $27 per share 1/16/07: STC rejects $30 Offer 9/14/06: Indenture Default 4/25/06: Stock trades ex-dividend of $10/share 10/25/05: 2005 Dolan Proposal withdrawn and special $3bn dividend recommended 6/20/05: DFG announces proposal for privatization of Telecom and spin-off of RMH 12/19/05: CVC announces it will not proceed with the special dividend due to technical covenant violations related to existing indebtedness 1/20/05: CVC announces sale of Rainbow DBS to EchoStar for $200mm Actual CVC Stock Price CVC Stock Price Adjusted for Special Dividend CVC Trading Volume CVC 52-week High and Low, as Labeled 9/14/05: CVC ends discussions with VOOM HD regarding Sale of Rainbow DBS 14

Cablevision Research Analysts' Price Targets and Ratings Wall Street Research 12-month Price Targets and Ratings ___________________________ Source: Wall Street research. Note: "DCF" stands for Discounted Cash Flow and "SOTP" stands for Sum-of-the-Parts. Price target not available but analyst arrives at $22.29 fair market value per share in his SOTP valuation. Price target is $29-$32 but analyst points to $32 in headline and summary. Pre offer price target was $28-$30. Current price target is $36-$38. Mid point of valuation range shown. Valuation Analysis 15

DRAFT

Cablevision Analyst Commentary

Valuation Analysis

Bank of America February 27, 2007	■ "Although some investors were apparently disappointed by the RGU guidance, we think it reflects an inevitable slowdown as Cablevision's penetration in some products approaches saturation and, as mentioned, it was higher than our prior estimate."
Pali Research February 27, 2007	■ "We believe that the Dolans could now offer at least $33 per share for CVC, increasing substantially if they choose to wait until early 2008."
Wachovia February 27, 2007	■ "We believe Cablevision is demonstrating that the cable business model works." ■ "Falling capex for Cablevision should help alleviate some of the capex strain over outperform Comcast."
Credit Suisse February 27, 2007	■ "We continue to believe that Cablevision faces a slower growth outlook than its cable peers as a result of: (1) its industry high service penetration levels for video, broadband, and voice; and (2) Higher exposure to Verizon's fiber builds." ■ "CVC posted the opposite of CMCSA's results – slowing sub growth but moderating capex, which should drive a spike in FCF."
Oppenheimer February 27, 2007	■ "In the CVC markets where Verizon's FiOS has launched, CVC noticed a 5.5% decrease in basic penetration, but a 2.5% increase in data penetration and a 10% increase in VoIP penetration, all of which suggests a higher CVC Triple Play penetration." ■ "We continue to think that either the national cable networks (AMC/IFC/WE) and/or the Regional Sports Networks could be sold."
Morgan Stanley February 28, 2007	■ "We continue to believe that increased investor concerns over RGU growth could pressure the stock, especially if VZ is able to demonstrate positive FiOS progress early."
Deutsche Bank February 28, 2007	■ "While Cablevision has the best demographics and most tightly clustered cable assets of any MSO, the company has already achieved industry-leading penetration rates for digital, HSD, digital phone service, and thus should grow slower than Comcast over the next several years. Additionally, Cablevision has the most overlap with Verizon of any MSO and Verizon is aggressively building out its FiOS product within Cablevision's footprint, currently passing 850,000 of Cablevision's 4.6 million homes."
Bear Stearns February 28, 2007	■ "Despite decelerating growth and LT competitive uncertainty, CVC's '07 financial outlook remains among (if not) the best available to U.S. cable operators. We view this, combined with favorable leverage, rapid FCF growth, potential asset sales, and potential for another bid (at some point) as reasons to buy."
Cathay Financial February 28, 2007	■ "In the event CVC divests its stake in Rainbow Media, we expect the proceeds to be returned to shareholders, either via another special dividend or through a buyback."
Jefferies & Co. February 28, 2007	■ "With the rejection of the Dolans' $30 offer, we do not believe a competitive bid will emerge for Cablevision's cable assets in the near term. Looking into 2007, Cablevision will face greater competitive pressure from Verizon and fundamentals could falter. As a result we believe Cablevision's core businesses will exhibit strength in 2007, but we question the sustainability of their momentum."
Goldman Sachs February 28, 2007	■ "We are encouraged that even with slower RGU growth, Cablevision should still be able to grow cable revenue and EBITDA in the mid-teens in 2007. Additionally, given a lower rate of RGU net additions (and thus lower variable capex), an infrastructure that is already built for digital switched video throughout its footprint, and a mix shift towards higher return, higher margin voice and broadband net additions, we believe that FCF and returns for CVC should improve significantly in 2007."

LEHMAN BROTHERS

16

Morgan Stanley

Current Year EV / EBITDA 1-Year Fwd EV/EBITDA Oct. 2005 Oct. 2006 Jan. 2007 Current 9.1 7.9 Current Year EV / EBITDA 1-Year Fwd EV/EBITDA Oct. 2005 9.7 9.1 Oct. 2006 10 8.9 Jan. 2007 10.3 9.2 Current 10.3 9.2 Current Year EV / EBITDA 1-Year Fwd EV/EBITDA Oct. 2005 9.3 8 Oct. 2006 8.6 7.5 Jan. 2007 8.7 7.9 Current 8.9 8 Cable Industry Trading Dynamics ___________________________ Source: Factset. Estimates based on Wall Street research at the time. Cablevision and Comcast multiples presented for cable business only and exclude enterprise value of non-cable assets. Dates for cable multiples are as follows: October 24, 2005 (day prior to 2005 Dolan Offer withdrawal), October 6, 2006 (day prior to current Dolan Offer), Day of Revised Offer was January 12, 2007, current market as of April 27, 2007. October 2005 value of non-cable assets estimated at $4.6bn based on consensus Wall Street research. Current value of non-cable assets estimated at $4.8bn based on consensus Wall Street research. Multiples based on market value of debt. Comcast figures pro forma for the Insight Midwest dissolution and the acquisition of Patriot Media. Cablevision (3) Detailed Comparison of Primary Comparable Companies Current Year EV / EBITDA 1-Year Fwd EV/EBITDA Oct. 2005 8.4 7.6 Oct. 2006 9.7 8.5 Jan. 2007 9.3 8.5 Current 8.5 7.4 Current Year EV / EBITDA 1-Year Fwd EV/EBITDA Oct. 2005 8.9 8.3 Oct. 2006 8.8 8.2 Jan. 2007 8.3 7.6 Current 8.5 7.9 Charter (4) Comcast Mediacom Cable Industry Multiples by Company (Based on Wall Street Estimates) (1) (2) Current Year EV/EBITDA 1-Year Forward EV/EBITDA Time Warner Cable NA NA NA Valuation Analysis 17

Cablevision Implied Offer Premia / (Discounts) Implied Offer Premia / (Discounts) Valuation Analysis ___________________________ As of October 6, 2006, the last trading day prior to the $27 offer from the DFG. As of April 27, 2007. April 23, 2007 closing price was the 5-year high, adjusted for the $10 per share special dividend issued April 25, 2006. The median premium of precedent LBO transactions is 25% for transactions greater than $100mm from 2004- 2007YTD The median premium of precedent squeeze-out transactions greater than $500mm is 25% over the price 1-day prior to announcement The median premium for squeeze-outs is ~3% over the 52-week high $[36] represents a 10% premium over Cablevision's 52-week and 5-year high Simply adding $10 per share to the offer price and to the 52-week and 5-year high to adjust for the $10 dividend paid in April 2006, the offer represents a 7% premium 18

Cable-Only Valuation Multiples (1) ___________________________ Management case assumes a combined Enterprise Value of RMH (at $10 per share) and Lightpath of $4.8bn and capitalized corporate overhead attributable to Cable of $185mm. Management numbers are pro forma for the expected sale of RSN for net proceeds of $560mm to be used to repay term debt at CSC Holdings. Assumes consolidated net debt of $10.6bn as of 6/30/07 per Company estimates. Wall Street case assumes an Enterprise Value for RMH and Lightpath of $4.8bn and capitalized corporate overhead attributable to cable of $407mm. Wall Street case assumes net debt of $11.1bn as of 12/31/06 per the Company's 10-K filing. UFCF defined as EBITDA - Capex. Based on CMCSA '07/'08 EV/EBITDA multiples of 8.5x/7.4x, '07/'08 EV/UFCF multiples of 15.9x /12.3x, and an LTM per subscriber multiple of $4,245. Based on TWC '07/'08 EV/EBITDA multiples of 9.1x/7.9x, '07/'08 EV/UFCF multiples of 22.7x/15.3x, and an LTM per subscriber multiple of $3,963. Current TWC Multiples (4) Current CMCSA Multiples (3) Comcast reported its 1Q '07 earnings on April 26th and announced higher RGUs than expected and revenue and EBITDA in line with Wall Street expectations Shares traded down 3.5% on the day Following Comcast's 4Q '06 earnings announcement on February 1, 2007, its stock price traded down as much as 12%, but has since rebounded Stock traded as low as 8.2x 2007 EBITDA but is currently trading at 8.5x TWC is trading at a higher 2007 EBITDA multiple (9.1x), in part due to the depressed cash flow of the recently acquired Adelphia systems Cablevision Valuation Matrix Valuation Analysis 19

Offer Prices Based on Cable-Only 2007 EV / EBITDA Multiples (1) ___________________________ Based on 2007E cable EBITDA of $1,819mm per Management's 1Q-07 FYF with overlay for new business opportunities, specifically the sale of RSN, the acquisition of ***************** and the relocation of MSG. RMH valuation pro forma for the RSN sale which is expected to result in $560mm net proceeds being used to repay term debt at CSC Holdings. CVC fully diluted share count of 298.4mm, RMH net debt and other adjustments of $1.1bn, Lightpath enterprise value of $700mm and capitalized overhead attributable to cable of $185mm. Consolidated net debt and other EV adjustments estimated at $10.6bn as of 6/30/06 per Company estimates. Cable-Only Multiples Price Sensitivity Valuation Analysis Based on Management's projections, assuming the cable-only multiples of comparable companies and RMH values between $8.00 and $12.00 per share implies a consolidated share price of: ~$30-$34, based on Comcast's multiple ~$33-$37, based on Time Warner's multiple RMH valuation pro forma for sale of Regional Sports Networks which is expected to result in $560mm net proceeds used to repay term debt at CSC Holdings. Sale reduces RMH valuation by ~$0.50-$1.50 TWC Comcast 20 * indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

Implied Discount / Premia Analysis Valuation Analysis Implied Premia Analysis Discount to CMCSA Multiple (1) Implied Unaffected Share Price ___________________________ Comcast EBITDA estimates based on Wall Street research. CVC implied share price calculated based on Comcast's multiple (8.5x as of April 27, 2007) using Management projections, assuming $10 per share value for Rainbow. Corporate overhead attributable to cable is capitalized and deducted from enterprise value. Implied Premium to Unaffected Implied CVC Multiple 21

All-Cash Minority Squeeze-Outs Premia Analysis Premiums Paid in Select All-Cash Transactions ( > $500mm) ___________________________ Current share price as of 4/27/07. Transaction value represents equity value of the public shareholders' stake that the acquirer proposed to acquire. Does not include assumed liabilities. Source: SDC and company filings and press releases. Valuation Analysis Implied Share Price 22

Premia Paid in All Cash Transactions (1) Bar 1 1994 51 33.7 1995 41 33.7 1996 31 33.7 1997 39 33.7 1998 32 33.7 1999 45 33.7 2000 51 33.7 2001 33 33.7 2002 38 33.7 2003 35 33.7 2004 29 33.7 29 2005 30 33.7 29 2006 29 33.7 29 2007 24 33.7 29 ___________________________ U.S. transactions greater than $1bn; 1994-2007YTD; annual amounts based on mean of percentage premiums paid over unaffected stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid and market rumors. U.S. LBO transactions greater than $100mm; 2000-2007YTD; annual amounts based on mean of percentage premiums paid over unaffected stock price four weeks prior to the earliest of the deal announcement, announcement of a competing bid and market rumors. Median Premium of 34% 2004 - 2007 Median Premium of 29% Premia Paid in LBO Transactions (2) 2000 45 31.3 2001 33 31.3 2002 39 31.3 2003 52 31.3 2004 25 31.3 25.2 2005 29 31.3 25.2 2006 26 31.3 25.2 2007 22 31.3 25.2 Median Premium of 31% 2004 - 2007 Median Premium of 25% LTM U.S. LBO Targets > $3Bn LTM U.S. LBO Targets > $3Bn LTM U.S. LBO Targets > $3Bn Date Company Premium (%) 12/04/2006 Station Casinos 51 10/02/2006 Harrah's Entertainment 43 10/30/2006 Trustreet Properties 38 03/18/2007 ServiceMaster 38 09/15/2006 Freescale Semiconductor 38 06/30/2006 Michaels Stores 38 11/19/2006 Equity Office Properties Trust 32 02/25/2007 TXU 28 11/16/2006 Clear Channel 27 01/28/2007 Laureate Education 24 05/29/2006 Kinder Morgan 22 11/05/2006 OSI Restaurant Partners 20 07/24/2006 HCA 18 06/27/2006 Univision Communications 16 12/18/2006 Biomet 15 05/01/2006 ARAMARK Corp. 15 03/20/2007 Affiliated Computer Services 14 05/31/2006 West Corp. 6 Mean 26 Median 23 Precedent Premia Paid Analyses Valuation Analysis 23

Sum-of-the-Parts Valuation Valuation Analysis Cablevision SOTP Valuation ___________________________ Blend of public comps for Telecom and precedent transaction comps (post-tax) for RMH. Assumes RSN sold to Comcast for net cash proceeds of $560mm at the end of Q2-07. Adjusted figure excludes non-recurring charges totaling $10.9mm in 2007. Debt and cash figures as of 6/30/2007 and are pro forma for the expected sale of RNS per Company estimates. Adjusted EBITDA, excluding unusual corporate charges and discontinued operations (RSN). 24

Telecom Valuation Methodologies and Assumptions Telecom Valuation - Management Case ($ in millions, except per share and subscriber data) Telecom Valuation - Wall Street Case ___________________________ Note: Cable/Telecom value excludes allocation of corporate overhead. Implied cable multiples exclude Lightpath at a valuation of $600 - $700mm, based on several methodologies, including DCF analysis, Wall Street research values and public comparables. Valuation Analysis 25

Rainbow Media Group Valuation Methodologies and Assumptions ($ in millions; except per share data) Rainbow Valuation Methodologies and Assumptions (1) ___________________________ Pro forma for planned sale of FSN Bay Area and FSN New England. Assumes cash proceeds are used to repay CSC bank debt, per management. Sale of FSN assets reduces RMH public comps valuation by $200- $250mm ($0.67-$0.84 per share), DCF valuation by $300-400mm ($1.01-$1.34 per share), and net private market valuation by $300-400mm ($1.01-$1.34 per share). Multiples are of AOCF, except where noted. Net value is after-tax net of tax basis of $1.1bn in the specified assets. Assumes 40% tax rate. Value for each business segment of RMH is determined as the average of Wall Street research. Assumes VOOM would require an outside equity source to achieve business plan. Developing Programming Networks DCF value assumes nominal value would be realized upon shutdown. Rangers DCF value assumes nominal value would be realized upon shutdown. Valuation Analysis 26

DRAFT

CVC Consolidated Preliminary DCF – Management Plan

Valuation Analysis

- The DCF valuation of CVC's consolidated projections is based on Management's 1Q-07 FYF and 2007 LTP with overlay for new business opportunities, specifically the sale of RSN, the purchase of ********************** and the relocation of MSG
- The DCF analysis results in a value per CVC share of $38-$49
  - Implied multiple of 10-12x '07E EBITDA
- Key assumptions:
  - Exit multiple range of 7.5-8.5x LTM EBITDA
  - Weighted average cost of capital of 8.5-9.5%
  - Net debt of $10.6bn as of 2Q-07E per Company estimates
  - Assumes 298.4mm shares outstanding
- Value above is not inclusive of net present value of NOL of ~$3 per share

CVC Consolidated Unlevered Free Cash Flow – Management Plan

($ in millions)	2006A	2007E	2008E	2009E	2010E	2011E
Revenue (Excluding Eliminations)	$6,093	$6,816	$7,543	$8,277	$9,007	$9,711
% Change	*14.5%*	*11.9%*	*10.7%*	*9.7%*	*8.8%*	*7.8%*
AOCF	$1,820	$2,167	$2,521	$2,832	$3,189	$3,511
(-) Depreciation and Amortization	(993)	(990)	(961)	(892)	(800)	(805)
Operating Income (EBIT)	828	1,176	1,560	1,940	2,390	2,705
(-) Taxes on Operating Income	(331)	(470)	(624)	(776)	(956)	(1,082)
Unlevered Net Income	497	706	936	1,164	1,434	1,623
(+) Depreciation & Amortization	993	990	961	892	800	805
(-) Capital Expenditures	(886)	(808)	(708)	(621)	(588)	(811)
(+/-) Changes in Working Capital	(35)	(280)	(133)	(122)	(73)	(132)
Unlevered Operating Free Cash Flow	$568	$609	$1,055	$1,312	$1,573	$1,485

Preliminary Valuation [1]

Enterprise Value

Discount Rate	Terminal Multiple 7.5x	8.0x	8.5x
8.5%	$22,910	$24,126	$25,342
9.0%	$22,485	$23,676	$24,867
9.5%	$22,071	$23,237	$24,404

Price Per Share

Discount Rate	Terminal Multiple 7.5x	8.0x	8.5x
8.5%	$41	$45	$49
9.0%	$40	$44	$48
9.5%	$38	$42	$46

Implied Perpetuity Growth Rate [2]

Discount Rate	Terminal Multiple 7.5x	8.0x	8.5x
8.5%	1.9%	2.3%	2.6%
9.0%	2.3%	2.7%	3.1%
9.5%	2.8%	3.2%	3.6%

Implied Multiple of 2007 EBITDA [3]

Discount Rate	Terminal Multiple 7.5x	8.0x	8.5x
8.5%	10.6x	11.1x	11.7x
9.0%	10.4x	10.9x	11.5x
9.5%	10.2x	10.7x	11.3x

1. Valuation date as of 6/30/07.
2. Perpetuity growth adjusted by normalizing exit year free cash flow to exclude a one-time capital expenditure associated with the relocation of MSG to Farley. Absent this adjustment the perpetuity growth range would be 2.7% - 4.3%.
3. Excludes non-recurring charges associated with corporate G&A for special dividend, options backdating, debt compliance, privatization process and discontinued operations.

LEHMAN BROTHERS 27 Morgan Stanley

* indicates information omitted on the basis of a confidential treatment request pursuant to Rule 24b-2 of the Exchange Act and that has been filed separately with the SEC.

DRAFT

DCF Valuation Sensitivities

Valuation Analysis

- During the course of diligence, Management provided the STC and its advisors with a set of several downside sensitivities which assume Verizon continues building FiOS beyond 2007
- DCF values for these scenarios are provided below:

CVC Consolidated DCF Valuation Sensitivities

	Assumptions	2011 Penetration (% of Homes Passed) Basic	Data	Share Price (1) Low		High	Share Price (1) (incl. NOLs) (2) Low		High	
2007 LTP	Verizon stops new builds in 2007	73%	56%	$38	-	$49	$41	-	$53	
Scenario 1	3.3 mm FiOS HP: 10% Video Penetration	49%	49%	$34	-	$44	$37	-	$47	← *Pricing per LTP*
				$30	-	$39	$33	-	$43	← *No Pricing Increases*
Scenario 2	3.3 mm FiOS HP: 35% Video Penetration	41%	42%	$29	-	$38	$33	-	$41	
				$25	-	$33	$28	-	$31	
Scenario 3	1.5 mm FiOS HP: 10% Video Penetration	72%	51%	$31	-	$41	$39	-	$49	
				$34	-	$45	$37	-	$48	
Scenario 4	1.5 mm FiOS HP: 35% Video Penetration	70%	48%	$35	-	$45	$38	-	$48	
				$34	-	$45	$37	-	$48	

1. Assumes WACC range of 8.5%-9.5% and CY09 EBITDA multiple range of 7.5x-8.5x.
2. Includes NOLs valued at ~$3/share.

Note: HP represents Verizon Homes-Open-for-Sale.

LEHMAN BROTHERS

28

Morgan Stanley

DCF Values Low High Low 38 High 49 22 2.35 14 Low 30 2.35 17 High 22 2.35 8 Low High Consolidated DCF Low High $38 $49 $38 $49 Cable (1) Total Company RMH Lightpath (2) $2 $2 $23 $31 $33 $45 $2 $2 $23 $31 $13 $16 $8 $12 ___________________________ Assumes $9.5bn cable net debt and includes capitalized corporate overhead attributable to cable of $185mm. Value of Lightpath is assumed at $700mm, or $2.35 per share. Low High Composite of DCF Value Cable DCF Plus Rainbow SOTP A DCF of Management's projections for RMH yields a value of $5.0bn - $5.9bn ($13 - $16 per share) or 16x - 19x 2007E EBITDA Using the midpoint of our sum-of-the-parts valuation yields a value for RMH of $4.1bn ($10 per share) or 13x 2007E EBITDA CVC Rainbow Sensitivities - Management Plan Valuation Analysis Implied value of RMH DCF SOTP value of RMH 29

CVC Consolidated Preliminary DCF - Wall Street Case CVC Consolidated Unlevered Free Cash Flow - Wall Street Case Preliminary Valuation (1) Enterprise Value Price Per Share Implied Perpetuity Growth Rate Implied Multiple of 2007 EBITDA A DCF valuation of CVC Consolidated based on the Wall Street projections results in a value per share for this business of $27 - $36 Implied multiple of 9- 10x '07E EBITDA Other valuation assumptions similar to Management Case Valuation Analysis ___________________________ Valuation date as of 6/30/07. 30

LBO Analysis The DFG proposed financing structure includes a structural flex whereby funds above 8.5x leverage may be financed through a preferred instrument Although the DFG rollover equity contribution represents ~10% of estimated total capitalization, the adjusted equity base considering the full flex of preferred is ~21% at $36 / share Compares with a median equity contribution of 26% for large (i.e. $10Bn+) LBOs completed in the last 2 years An IRR of ~20-25% implies share prices between $39-$46 per share DFG Sources & Uses ___________________________ Pro forma for expected cash proceeds from the sale of RSN, which reduces quantum of debt for LBO by $560 mm. Represents new capital necessary to address differences between STC advisors' and DFG advisors' assumptions for net debt at closing. Other new capital treated as new equity for purpose of LBO returns analysis. Based on 2Q-07E LQA EBITDA of $2,010mm. Analysis assumes that funding above 8.5x leverage per proposed DFG financing package is flexed into preferred up to total amount of committal. Additional capital required for purchase prices above that implied in the DFG Sources & Uses assumed to be funded with new equity. Valuation Analysis LBO Valuation - Implied Share Prices(4) Implied Dolan IRRs (2011 Exit)(4) Conventional LBO Equity(4) 31

Cable MSO Transaction Comparables ___________________________ Enterprise value adjusted to exclude unconsolidated investments and minority interest. Insight Communications owns 50% of Insight Midwest through a joint venture with Comcast. Enterprise value and subscriber metrics shown are proportionate. Adjusted by $3.4Bn for net present value of estimated tax benefits as per Time Warner and Comcast investor presentations. Mean and median exclude Time Warner - Comcast/Adelphia calculations with exclusion of tax benefit only. Valuation Analysis Comparable Transactions 32

DRAFT

NOL Valuation and Tax Implications of Proposed Transaction

Valuation Analysis

- Cablevision is expected to have ~$3.0bn NOLs at the end of 2Q '07
- The Company is expected to utilize ~$609mm of its NOL balance in connection with a gain on the sale of RSN, leaving it with ~$2.4bn NOLs that can be used to offset future taxable income
- Based on management's forecasts, absent any additional transactions, the NOL should be fully exhausted by 2009, generating approximately $860mm net present value of tax savings
  - ~$3 / share in NOL value
- The proposed Dolan transaction generates "an ownership change", with the Dolan family experiencing, by value, a more than 50% point increase in ownership of CVC
  - Sec. 382 limitation will apply
  - Annual limitation estimated at ~$85mm, based on rolled equity of ~$2,071mm
- Sec. 382 limitation can be increased by CVC's NUBIGs, which according to CVC's Management will avoid this issue
- However, the additional leverage incurred in the MBO will result in higher interest expense and will slow down the rate of utilization of the NOLs that will be available to the buyer

NOL Valuation – Status Quo

($ in millions, except per share data)

	2H '07	2008E	2009E	2010E	2011E
Existing NOLs					
NOL Beginning Balance	$2,400	$2,265	$1,279	$0	$0
Addition / (Usage)	(134)	(987)	(1,279)	-	-
NOL Ending Balance	$2,265	$1,279	$0	$0	$0
CVC Taxable Income	$214	$822	$1,209	$1,756	$2,230
Monetization Transactions	(80)	165	386	-	-
Sub-Total Taxable Income Before State Taxes	$134	$987	$1,595	$1,756	$2,230
NOL Utilization	(134)	(987)	(1,279)	-	-
Sub-Total Taxable Income After NOL Utilization	-	-	316	1,756	2,230
Tax Benefit of NOL Utilization					
NOL Utilization	$134	$987	$1,279	$0	$0
Tax Rate	40.0%	40.0%	40.0%	40.0%	40.0%
Annual Tax Savings	$54	$395	$512	$0	$0

	Total
NPV of NOL Tax Benefit at 8.5%	$857
Fully Diluted Share Count	298.4
Value per Share	$2.87

LEHMAN BROTHERS

33

Morgan Stanley

Financing and Capital Structure Capital Structure Review Super HoldCo. CSC Holdings CVC / Intermediate HoldCo. ___________________________ Committed amount of $$1.75 billion; amount adjusted to reflect expected net proceeds from sale of RNS, which reduce borrowing requirements. Excludes amount payable in connection with the $10 special dividend on certain equity securities. "As reported" based on management projections; "Adjusted" excludes impact of non-recurring items at MSG and Corporate levels, and discontinued operations for RSN. EBITDA based on Quarter annualized data except for MSG, which is based on trailing 12 months due to seasonality. Rainbow Group NEW - Senior Notes 10 Yr Senior Notes 10 Yr Senior PIK Toggle Notes $2,675mm $1,750mm NEW - Senior Notes 8 Yr Senior Notes $800mm Existing - Senior Notes 2012 8% Senior Notes $1,000mm 2009 Senior Floating Rate Notes $500mm NEW - Credit Facility 6 Yr $1,000mm Revolver $0mm 6 Yr Term Loan A $1,000mm 7 Yr Term Loan B $4,750mm Existing - Senior Notes 2007 CSC 7-7/8% Senior Notes $500mm 2008 CSC 7-1/4% Senior Notes $500mm 2009 CSC 8-1/8% Senior Notes $500mm 2009 CSC 8-1/8% Senior Debentures $400mm 2011 CSC 7-5/8% Senior Notes $1,000mm 2012 CSC 6-3/4% Senior Notes $500mm 2018 CSC 7-7/8% Senior Debentures $300mm 2018 CSC 7-5/8% Senior Debentures $500mm Existing - Capital Leases & Other $43mm NEW - RNS Credit Facilities 6 Yr $300mm Revolver $0mm 8 Yr Term Loan B $730mm Existing - RNS Senior Notes 2012 RNS 8-3/4% Senior Notes $300mm 2014 RNS 10-3/8% Senior Sub Notes $500mm NEW - RPP Credit Facilities 5 Yr $50mm Revolver $0mm 7 Yr Term Loan B $900mm NEW - RPH Senior Notes 10 Yr Senior Notes $1,000mm Existing - Capital Leases & Other $14mm Valuation Analysis Proposed Capital Structure (Current Offer) 34